Filed by Citrix Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Citrix Systems, Inc.

Commission File No.: 000-27084

This filing contains a transcript of an earnings call conducted by Citrix Systems, Inc. (“Citrix”) for its second quarter 2016 financial results, during which the proposed distribution of GetGo, Inc. (“GetGo”), a wholly-owned subsidiary of Citrix, to Citrix’s stockholders and merger of GetGo with a wholly-owned subsidiary of LogMeIn, Inc. was discussed.

Transcript of

Citrix’s Second Quarter Financial Results Conference Call

******************************************

CORPORATE PARTICIPANTS

Eduardo Fleites Citrix Systems Inc—VP of IR

David Henshall Citrix Systems Inc—COO & CFO

Kirill Tatarinov Citrix Systems Inc—President & CEO

CONFERENCE CALL PARTICIPANTS

Walter Pritchard Citigroup—Analyst

Nicolay Beliov BofA Merrill Lynch—Analyst

Raimo Lenschow Barclays Capital—Analyst

Kirk Materne Evercore ISI—Analyst

Steven Ashley Robert W. Baird & Company, Inc.—Analyst

Karl Keirstead Deutsche Bank—Analyst

Michael Turits Raymond James & Associates, Inc.—Analyst

Abhey Lamba Mizuho Securities Co., Ltd.—Analyst

Keith Weiss Morgan Stanley—Analyst

Rob Owens Pacific Crest Securities—Analyst

Brent Thill UBS—Analyst

John DiFucci Jefferies & Company—Analyst

Ed Maguire CLSA—Analyst

Scott Zeller Needham & Company—Analyst

Jason Ader William Blair & Company—Analyst

Zack Smith Analyst

PRESENTATION

Operator

Good afternoon. My name is Doris and I will be your conference facilitator today. At this time I would like to welcome everyone to the Citrix Systems second-quarter 2016 earnings call.

(Operator Instructions)

I would now like to introduce Mr. Eduardo Fleites, Vice President, Investor Relations. Please go ahead, sir.

Eduardo Fleites —Citrix Systems Inc—VP of IR

Thank you, Doris, and good afternoon, everyone, and thank you for joining us for today’s second-quarter 2016 earnings presentation. Participating on the call will be Kirill Tatarinov, President and CEO; and David Henshall, Chief Operating Officer and CFO. This call is being webcast on Citrix Systems investor relations website. The webcast will be posted immediately following the call.

Before we begin, I want to state that we have posted product specification and historical revenue trends related to our product groupings to our investor relations website. I’d like to remind you that today’s conversation will contain forward-looking statements made under the safe harbor provisions of the US securities law.

These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Obviously these risks could cause actual results to differ from those anticipated. Additional information concerning these and other factors is highlighted in today’s press release and in the Company’s filings with the SEC. Copies are available from the SEC or on the Company’s investor relations website.

Furthermore, we will discuss various non-GAAP financial measures as defined by the SEC’s Reg G. A reconciliation of the differences between GAAP and non-GAAP financial measures discussed on today’s call can be found at the end of today’s press release and on the investor relations page of our website. Now would like to turn it over to David Henshall, our COO and CFO. David?

David Henshall —Citrix Systems Inc—COO & CFO

Thanks, Eduardo, and welcome to everyone joining us today. We continued to show great results from the operational initiatives we introduced last year. We are focusing all of our energy on our core strategy of securely delivering apps for data, filing for the consistent execution and really setting the Company up for profitable growth as we look forward.

As you see from the release, total revenue was up 6% year on year in Q2, with product license up 7% and SaaS up 14%. Adjusted operating margin was 28%, adjusted EPS was $1.20 per share, up 20% from Q2 a year ago, and we also generated $228 million in cash flow from operations.

In total we closed 61 $1 million-plus transactions across product and services, an increase of 33% year on year, with particular strength coming from financial services, healthcare, and cloud verticals. There’s also good balance across the portfolio. More than half of these transactions coming from Workspace services solutions, an increasing number from delivering networking and even our largest-ever single contract around enterprise file sync and share.

From a geo perspective, excluding the GoTo business, revenue from the Americas was up 11% while EMEA and APJ both declined modestly. The Americas geo has continued to be the growth engine for a number of quarters now. This region is where out restructuring activities began over the last year and therefore has the benefit of stability and continuity, our key contributor to this performance and a model for changes that we’re making elsewhere in the world.

Next, let’s look at our Q2 results within our primary groups. Our Workspace services business, including app virtualization and mobility, grew about 2% to $412 million, including a 1% year-on-year increase in license revenue. The results show that this business is benefiting from the strategy and increased focus applied last year. As we’ve discussed before, there’s a number of specific initiatives that we’re driving to accelerate growth in this area through faster innovation, more verticalized solutions and aggregation of our unique assets.

Within this area there’s a few dynamics that are worth noting. First, total revenue from the Workspace suite, which is our comprehensive solution for secure app and data delivery, was up more than 70%, contributing about 12% of license revenue. Second, we continue to grow our CSP subscriptions where partners primarily utilize XenApp to deliver cloud-based offerings to their customers. Overall, CSP revenue grew 37% to an ARR of about $75 million. Finally, we saw great results coming out of the Americas geo for overall Workspace services, where license revenue grew 23% in the quarter and 16% fro the first half, really led by demand from the suite.

Next, looking at our delivery networking, total revenue increased 11% in the quarter to $195 million, with license growth of 16%. When you focus just on NetScaler, I will remind everybody that the business is essentially made up of three segments, cloud infrastructure and service providers, Citrix solution sales and enterprise ADC.

Demand from the cloud customers continues to be really strong, consistent with what we’ve seen over the past year. This segment contributed about half of NetScaler product bookings. Solution attach sales represented 15% of the mix in Q2, with the number of app and mobile opportunities that included networking as part of an overall Citrix solution consistent with what we saw a year ago.

Enterprise ADC was about a third of the mix in Q2 and we’re seeing an increased traction from the new NetScaler SD-WAN products, which is addressing a nascent market but one that is expected to grow really significantly over the next few years. All in, we sold over 1,900 networking customers in the period with over a third of them being net new.

And finally, our SaaS delivered revenue was up 14%, contributing over $200 million in the quarter. The contribution from the GoTo solutions was $169 million, growing 10.5% from a year ago. As we announced earlier today, we’re merging this business with LogMeIn over the next few quarters. But until that transaction is completed, we’ll continue to operate as a consolidated entity for reporting and guidance purposes. More detail on the performance of the GoTo businesses, individual segments, will be included in the LogMeIn S-4 filing which is expected later this quarter.

Looking back on the other core Citrix cloud-based services, they contributed $33 million in total revenue, growing at 30%. The bulk of this is coming from ShareFile, our secure data platform, and other new services addressing mobile, networking and desktop needs for our customers.

Clearly, we’re beginning to see a shift in the way the products are being consumed by our customers, evolving slowly towards a more consumption-based model. When we include revenue coming from the CSP program, our cloud-based services excluding GoTo, and adding term licenses, the aggregate ARR was over $200 million in Q2, growing at more than 30%. We’ll begin to break this out each quarter to provide more visibility into this dynamic.

Shifting gears and turning to operations, we’ve shown a rapid increase in margin over the last few quarters, despite funding incremental investments in our growth businesses and certain go-to-market areas. Our restructuring plans across the Company are intended to generate permanent expense reductions, allowing the Company to execute more efficiently while also driving scalability in the future.

In Q2 we posted 28% adjusted op margin which was up 370 basis points from a year ago. We’re clearly operating well ahead of our stated goal of reaching 30% in FY17.

The focus on leverage has also really helped increase cash flow from operations, which was up 13% in the quarter to $228 million and up 31% on a trailing 12-month basis. This translates into approximately $1.46 per share in the quarter and over $7 a share over the last four quarters.

Before I wrap up, let me talk about our current outlook and expectations for the remainder of the year. Our operational programs and strategy is clearly working and we’re happy with the results and confident in our plans for the balance of the year. At the same time, we’re going to remain conservative given the restructuring, the GoTo merger and the significant revenue upside we delivered in the first half of this year.

That said, we’re going to increase our assumptions for Q3 and for the full year. For Q3 2016, we now expect revenue in the range of $820 million to $830 million and adjusted EPS of between $1.18 and $1.20 per share. For the full year 2016 we’re increasing our expectations to include revenue between $3.37 billion and $3.39 billion and adjusted EPS of $5 to $5.10 per share. This range represents 3% to 4% growth on the top line and more than 15% growth in adjusted EPS.

A reminder that this guidance represents all businesses, including those that are part of the planned GoTo merger. Now I’d like to turn it over to Kirill to give you further color on the quarter and to focus the areas looking forward. Kirill?

Kirill Tatarinov —Citrix Systems Inc—President & CEO

Thank you, David. I am very encouraged by our performance this quarter. It’s a clear signal that our focused execution on the strategy to deliver the world’s best integrated technology services for secure delivery of apps and data is resonating well with our customers, partners and the market. Our product teams have delivered on all commitments, enabling us to make a number of powerful announcement at the Synergy event in late May.

Specifically, we announced and delivered XenApp and Desktop 7.9, new NetScaler with an option to deliver it in a docket container. And also brand-new management and analytics system in NetScaler. And also ShareFile’s new information rights management, amongst many other advanced capabilities.

We’ve also announced our renewed and stronger-than-ever partnership with Microsoft. And most importantly, we shared our strategy to become the leader in Workspaces as a service and accelerate our move to the cloud.

All these announcements and product delivery received resoundingly positive feedback from all constituencies. Our innovation and partnerships are clearly fueling the continued strength in our execution and position us as number one or two in all market segments where we play.

Adding some comments to the Q2 results that David just shared, I’m very pleased to see that our Workspace services business, or Xen family, is delivering growth, reversing past trends and clearly regaining market share. This quarter our rate of growth in net new customers for XenApps and Desktop reached strong double-digit growth year over year. XenMobile contributed strongly to the overall suite. Last month Citrix was yet again positioned as a leader in Gartner’s Magic Quadrant for Enterprise Mobility Management Suites.

On our transformation to the cloud, the growth in ShareFile reached 30% year over year in new sales. And our Citrix service provider business continues to grow at a rapid pace, 37 percentage points year over year, primarily delivering XenApp and XenDesktop as a cloud service. We’re also now adding XenMobile and NetScaler as cloud service as well.

We clearly see the cloud as a strong growth catalyst for Citrix. Really positive sign, as we continue to focus on the evolving Citrix cloud strategy. Overall, this was a terrific quarter for our worldwide sales team. Particularly our Americas team executed extremely well in the quarter.

We just completed a comprehensive review of our operations in EMEA and we see strong opportunities in the region, of course balancing it with the geopolitical headwinds. We’re seeing some strong wins in Asia Pacific and Japan and we have high growth aspirations for that region also.

This was an incredible quarter adding new customers to the Citrix family, but also solidifying our existing customer relationships. We also saw significant growth in large deals, as David mentioned. And we saw strength in our targeted industry verticals, particularly financial services and healthcare, with nearly a third of our largest wins represented by healthcare organizations.

A significant number of customers are moving from other virtualization and networking vendors to Citrix. In fact, we have nearly 800 combined competitive wins or replacements against our top competitors in Q2. Amongst more noticeable competitive wins in Q2, Kettering Health Network, a long-time competitor’s customer with more than 12,000 employees and 2,100 physicians chose XenDesktop for VDI deployment.

In another win, a major short-term housing provider in the United States selected Citrix cloud delivered XenApp and XenDesktop to support business-critical applications in more than 180 locations. This win served as a nice example of XenApp and XenDesktop returning to growth and regaining market share.

Our renewed and strengthened Microsoft partnership started to bear fruit already in this past quarter. We worked with Microsoft on an engagement with a cellular carrier owned by LG Corporation. It was the largest ever deal closed in Korea Pacifics, with 29,000 licenses being deployed to help enhance security and productivity.

On strengthening our existing customer relationships, one of the world’s largest investment banks, a long-standing XenApp and XenDesktop customer, moved to allow Citrix to its worldwide operations, encompassing more than 200,000 employees. The bank’s decision to choose Citrix was heavily influenced by our unique ability to execute virtualized Skype for Business. And this was only one of many such examples.

Microsoft recently issued a technical guidance, making an unambiguous statement that Citrix is the clear choice for deploying Skype for Business in virtualized environments. We anticipate that our partnership and alliance with Microsoft will provide us continued additional lift in end user computing.

On the network deliveries side, CNA insurance, one of the largest commercial insurance companies in the United States, replaced an established competitive networking vendor with Citrix NetScaler, making it the cornerstone for their networking infrastructure. CNA chose NetScaler to provide with quality end-user experience to their employees and the mission-critical applications. Essentially it is an ADC scenario in the enterprise.

And finally, ShareFile continues to provide itself as an industry leader, quickly gaining share in the market. We’re seeing our efforts to extend ShareFile to the enterprise segment pay big dividends, with the highest number of large deals ever. Among those large scale wins with ShareFile, we saw one of the largest accounting firms standardized on ShareFile to enable secure collaboration and workflows between their consultants and clients. With accounting being a target workable for ShareFile, this win now gives ShareFile two of the top four accounting firms as customers.

Our unique differentiators clearly help ShareFile to continue to stand out against generic cloud storage providers. In fact, last week Citrix was positioned as a leader in Gartner’s Magic Quadrant for Enterprise File Sync and Share for the third consecutive year. Needless to say, we see a very bright future for ShareFile.

This week marks my six months as Citrix CEO and I’m more enthusiastic than ever. Our results demonstrate that we’re on the right path, building new Citrix. I feel highly confident that we have the right strategy and the plan to execute upon it. I’m incredibly excited about the future of Citrix. Today’s announcement with LogMeIn will allow us to continue to focus our resources and investments and accelerate our execution and results. Thank you, and we look forward to your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Walter Pritchard, Citi.

Walter Pritchard —Citigroup—Analyst

Hi, thanks. Two questions. One is just a quick one for David on maintenance revenue was down sequentially. We haven’t seen that before. What was the driver there?

David Henshall —Citrix Systems Inc—COO & CFO

Sure, Walt. Two things. One is that the decrease is a direct result of declining Workspace services license you’ve seen a couple years back. And fortunately the pressure there is abating as the performance has really come back on that front.

I’d say that as we’ve talked about a couple of times, we’re uplifting the ARR by delivering new offerings and really migrating customers towards higher-value subscriptions. And so as of last quarter we had about 25% of the installed base migrated. We’re going to be making a larger portion the second half of the year and accelerating that. I think that’s one of the things that’s going to continue to drive license update and maintenance going forward.

I’d say the second thing, there’s a little bit of a timing issue with our largest installed base customer for an order that came in right after the close of the quarter which influenced that to a mid single-digit millions range. Overall, when I look at license update and maintenance I’m comfortable with about 3% growth for the year and expect that to grow sequentially into Q3.

Walter Pritchard —Citigroup—Analyst

And then Kirill, on the GetGo transaction, you contributing about two-thirds of the revenue to that business and you are taking about half the economic value there in terms of the shares after the deal. I’m wondering how you thought about that. It seems like a bit favored in your direction on the revenue contribution but more of an even split on the economics.

Kirill Tatarinov —Citrix Systems Inc—President & CEO

If you think about this deal, first and foremost, this transaction is about synergist and it’s about scale. Essentially we’re creating a new company which is at scale, a much larger scale compared to both LogMeIn and GetGo, if we were to spin it off into the independent company. Most importantly, it is a spirit of execution and uncertainty for Citrix.

I think those three things combined, in particular the synergy side, which realizes tremendous value for both LogMeIn and Citrix, is a tremendous asset here. We have larger revenue. LogMeIn is a faster-growing company. In balance we feel good about the distribution of value in this transaction.

Walter Pritchard —Citigroup—Analyst

Okay, thank you.

Operator

Kash Rangan, Bank of America.

Nicolay Beliov —BofA Merrill Lynch—Analyst

This is Nicolay Beliov sitting in for Kash. Thanks for taking my question. Kirill, can you give us a little bit more detail around the Microsoft relationship, especially the go-to-market component of it?

Kirill Tatarinov —Citrix Systems Inc—President & CEO

Yes, obviously, as you well know, we’ve announced this much stronger relationship at the end of May, along with our Synergy conference. We’re now putting it to work. There’s a tremendous collaboration that we’re starting to see in the field worldwide.

I just returned from touring EMEA and every step of the way there is a lot of energy and a lot of discussion between Microsoft and Citrix field organizations. We’ve seen some real examples where collaboration is already occurring. LG U+ in Korea was one such example and there are many more, and I would expect to see a lot more.

This is clearly the case where this was win-win for both Companies. Citrix is truly helping Microsoft deploy Skype for Business in a virtualized setting and the large enterprises and that’s how they want to deploy Skype for Business. This is also the case where Citrix has ready-to-build technology to help deploy Windows 10 in the enterprise and obviously Microsoft is very focused on that deployment.

All of that is even before we realized some additional products integrations that are coming later in the next 12 months in Enterprise Mobility Suite and NetScaler with Azure and more on Azure integration. All in all, this is really what we’re seeing is the beginning of this partnership becoming to work for both Companies.

Nicolay Beliov —BofA Merrill Lynch—Analyst

And can you please provide us an update with how the channel performed in the quarter?

David Henshall —Citrix Systems Inc—COO & CFO

Nikolay, it’s David. I’d say channel continues to perform well. We’ve been working with that over the course of the last few quarters. You’re seeing a higher contribution. The way we measure internally around net new source versus fulfillment. So it’s trending the right direction.

Operator

Raimo Lenschow, Barclays.

Raimo Lenschow —Barclays Capital—Analyst

Congratulations on that deal, it seems exciting. Two questions. If I look at your goal for Workspace it’s good, it’s getting better but it’s still a very magical. And I look at the friends from the ember and your C numbers don’t look overly pretty at the moment and let’s not talk about mobileIron for the time being.

is there a change in how the value gets distributed in the industry at the moment with Microsoft taking a bigger share? Or in all of old big guys seem to be suffering at the moment and it seems something bigger is going on. Maybe I’m missing something here, but Kirill, give me your view of how you think about this.

Kirill Tatarinov —Citrix Systems Inc—President & CEO

I think when you take the geography where our execution is really going incredibly well, which is the Americas, we clearly see winning, we clearly see Citrix taking share and we clearly see Citrix regaining its strength. I think our execution in North America and our growth in virtual computing and end-user computing as whole in North America is just an example of what’s possible when the execution gets nailed across the world. Which of course, is something that we’re focused on working on and we’ll see in the coming quarters.

But certainly the tides have shifted in the last quarter. That’s how we want to see it. I think our teams worldwide are getting very focused on regaining market share and getting to winning spirit. That’s been a pretty significant shift that we saw, as it is evidenced by just the sheer volume of wins that we’re seeing around the world, but most importantly in North America.

And of course, as I mentioned earlier, our partnership with Microsoft is starting to provide significant top lift. And we will believe that it will continue to provide that uplift going forward.

David Henshall —Citrix Systems Inc—COO & CFO

Raimo, it’s David. Let me put up your numbers around that as well just to reinforce a couple of these points. First off, as Kirill mentioned, Americas did extremely well. In fact, for workplace services new licenses they posted over 20% growth year on year. When I look at our subscription delivered CSP business, that’s growing north of 35% year on year. Our other SaaS-delivered options, while small, things like XenMobile cloud and others, are growing over 25% of the year.

So we’re certainly seeing user growth faster than actual reported revenue growth, but that’s okay. Because those will catch up over a lifetime value. We feel like the work that we’ve done over the course of the last year, the innovation, the integration and simplification, is really working in our favor. We’ll just keep executing.

Raimo Lenschow —Barclays Capital—Analyst

Perfect, very clear. Thank you.

Operator

Heather Bellini, Goldman Sachs.

Unidentified Participant Analyst

Thanks. This is Nicole in for Heather. I might have missed this, but could you talk about the percent of delivery network revenue that came from public cloud vendors. Since this business is typically lumpy quarter to quarter, how do you expect this business to play out in the second half, especially given difficult comps starting next quarter?

David Henshall —Citrix Systems Inc—COO & CFO

Nicole, this is David. I did say that about 50% of the contribution in the quarter from NetScaler is coming from cloud infrastructure and cloud service providers. It continues to be obviously a meta-trend across the industry. So not only are we contributing to the build-out of public cloud infrastructure, which has been a tremendous strength over the last four quarters, but we’re seeing a growing number of customers that are actually delivering their own cloud services. So that’s part of expanding the base at the same time.

It has been a little bit more of a lumpy segment historically. However, we are now on the fourth quarter of strength in this business. We’ve had great continuity over the course of the last year. It’s one of the things that always allows us to be conservative when we look forward because it is such a large concentration. But we love our position there and when I look at the other parts of NetScaler, like the Enterprise ADC market, et cetera.

We’ve talked about being capacity constrained in the past. One of the investors were making right now is to expand our go-to-market capacity across all geos. And that’s one of the things that will allow us to even accelerate that business going forward.

Unidentified Participant Analyst

Great, thank you.

Operator

Kirk Materne, Evercore ISI.

Kirk Materne —Evercore ISI—Analyst

Thanks very much and congrats on the transaction and the good quarter. David, I was wondering if you could talk a little bit about your margin expansion from here on the core business. It’s obviously been an unbelievable move over the last year. I imagine some of the low-hanging fruit has been pruned at this point in time. What drives market expansion from here?

And secondly and somewhat related, when are we going to get a bit of a clearer view of the core business margins and earnings contribution, say, ex the GoTo business? Is that something that is just going to have to wait until after the transaction’s completed? Or how are you thinking about that? Thanks.

David Henshall —Citrix Systems Inc—COO & CFO

Sure, Kirk. Let me start at the top actually, and just talk about op margins. Six month ago when we laid out targets for the combined Company, we were talking about 30% op margin by the end of 2017. We’re clearly operating well ahead of that, probably nearly a full year ahead of that when you look at our guidance. So we’re really happy with the execution across the board.

When you step back a little bit and think about the core Citrix, excluding the part that is a merging with LogMeIn, that part of the business is operating between 1.5 and 2 two percentage points higher on an adjusted op margin than the consolidated whole. So we’re clearly well above the 30% range already from a core Citrix point of view.

As it comes to providing more granularity into the individual pieces, the S-4 will be filed by LogMeIn later this quarter. And so at that point in time you’ll have a better position to look at the individual performance of the GoTo business stand-alone, the forecast moving forward, et cetera. I’d say after Q3 we’ll be talking about guidance going forward for 2017 as a stand-alone entity. So I’d say that’s the proper way to think about it.

Kirk Materne —Evercore ISI—Analyst

Thanks a lot.

Operator

Steve Ashley, Robert W. Baird.

Steven Ashley —Robert W. Baird & Company, Inc.—Analyst

I’d actually just like to talk about the international business, maybe specifically EMEA. Kirill, you mentioned you were just over there. You mentioned you’ve just begun following the roadmap that the US has provided. But I wonder if we could drill down and get a little bit more color on what kind of changes we might see in EMEA, what kind of timing we’re talking about. Could you give us a little bit more color around that? Thanks.

Kirill Tatarinov —Citrix Systems Inc—President & CEO

Yes, I think we’ve certainly seen tremendous progress in the Americas since we started the restructuring and implemented some very important changes in this region earlier than we did in EMEA and in Asia Pacific and Japan. Essentially we’re following the same blueprint that is working so successfully for us in the Americas.

And in EMEA right now this is the main purpose of deep dive with the team in EMEA. We had the entire two days and we went through strategy across different countries, across different regions and really see some positive momentum and we see great opportunities.

In fact, we spotted some strong opportunities in the UK and we’re working to realize them. We expect to see those materialize, I would say, within the next 12 months. Similarly in France and we have strong leadership and strong execution in Germany and Central and Eastern Europe in place already. So we look forward to seeing greater results and that region.

Overall, as I mentioned in my remarks, we see great opportunities there. Obviously balancing it with all of thee geopolitical headwinds. But we think that in the next 12 months we see stronger results in EMEA, following what we’re seeing here in the Americas already.

Steven Ashley —Robert W. Baird & Company, Inc.—Analyst

Perfect. And a quick follow-up on the NetScaler business. I was going to add ask about service provider. I think one of the things you were trying to do is reduce the reliance on large transactions with maybe some of the customer concentration you have, trying to build out a more of a run rate business. Have you been able to do that as some of the strength we’ve seen here coming on base hits and doing some of that smaller business? Thanks.

David Henshall —Citrix Systems Inc—COO & CFO

Sure, I’d say overall when looking at NetScaler, we sold to 1,900 unique customers in the period, about a third of those being net new to Citrix. So a big push for us going forward is, of course, continuing to expand the base.

Steven Ashley —Robert W. Baird & Company, Inc.—Analyst

Thanks.

Operator

Karl Kierstead, Deutsche Bank.

Karl Keirstead —Deutsche Bank—Analyst

Thank you. I just wanted to drill down on one of the positive metrics here, that 23% license growth in the Americas for the Workspace business. You broadly said it was due to good execution, but could you offer a little bit more clarity on how you’re driving that growth and whether pricing is a lever that you’re using any more aggressively? Thank you.

David Henshall —Citrix Systems Inc—COO & CFO

This is David. I would say pricing is not a lever we’re using aggressively. In fact, pricing is one of those things you are competing against. In many cases we are not the low-cost provider. In fact, you’re often competing against a bundled solution. And so price is not a lever that generates growth generally.

We compete on breadth of functionality; we compete on integration and unique assets. So that’s really been a big driver. When you look across the Americas business, they had great performance from everything from fin services, to healthcare, to technology companies and others. It’s a testament to the execution of that team and a lot of the work that they’ve done. I’d say our win rates and everything in the US are extremely high and we’re going to continue driving forward as quickly as we can.

Karl Keirstead —Deutsche Bank—Analyst

Got it. Thank you, David.

Operator

Michael Turits, Raymond James.

Michael Turits —Raymond James & Associates, Inc.—Analyst

Everyone asked about the desktop business, but how about on the XenMobile side. What do you see in general market dynamics there? Do you still see this as a growth business with opportunity for penetration and pricing? And what are you seeing competitively against AirWatch, MobileIron and Microsoft?

Kirill Tatarinov —Citrix Systems Inc—President & CEO

Yes, we actually see XenMobile continue to perform well as part of the overall suite, as part of the overall Workspace of suite and end-user computing push from Citrix. As I mentioned, we’ve received another strong accolade from Gartner, being named as a leader in their Magic Quadrant and the product has done very well.

We have some unique differentiators that continue to play out for us. In particular, we differentiate by delivering a unique set of capabilities in mobile application management, as opposed to just generic low-cost mobile device management. And these are the capabilities that being in your-own-device scenarios. These are capabilities that are actually being valued by Microsoft. They were core to our alignment with Microsoft between XenMobile and Enterprise Mobility Suite. We see continued strength and growth in that market.

Yet again, we differentiate by focusing on mobile application management, by delivering unique abilities like micro VPN and really focusing on a suite with XenMobile, with ShareFile and with NetScaler playing a significant role in that particular roll-out. And we’re also continuing to strengthen our portfolio and our solution with some additional capabilities, like the new forms application that was introduced as part of XenMobile in June. Is being very well received by our customers yet again, focusing on applications versus device itself.

So we’re quite excited about what we have with XenMobile. We predominantly see it as a part of the overall suite of the overall offering. We see more and more customers choosing XenMobile to be delivered to the cloud service, and we expect to see more of that. And we’re quite excited and bullish about that particular product.

Michael Turits —Raymond James & Associates, Inc.—Analyst

It sounds really strong in terms of capabilities. You did mention that you see — or Desktop that it felt like you were regaining share there. Does it feel the same way on XenMobile or is it hard to tell because it’s part of the bundle?

Kirill Tatarinov —Citrix Systems Inc—President & CEO

We really view it as part of the overall solution. As DAvid mentioned, we see significant growth, continuous growth, in customers wanting to buy the overall suite and the overall Citrix value as opposed to point products. I think even if you look at some of our competitors, we are ahead of many instead of being able to provide this complete value raising our standing in the enterprise IT to the level of — to the enterprise decision-maker versus of point product implementer. We actually view it as a very positive sign.

We first saw it at Synergy when, for the first time ever, we had this group contingent by decision-makers, really senior CIO-level people coming to join us to talk about Citrix. That raised the profile and raised the visibility, certainly enabled us to deliver more of that complete value. And that’s certainly how we look at the future. It’s not point product, it’s overall end-to-end solution to help people securely deliver their apps and data.

Michael Turits —Raymond James & Associates, Inc.—Analyst

Okay, thanks, Kirill.

Operator

Abhey Lamba, Mizuho Securities.

Abhey Lamba —Mizuho Securities Co., Ltd.—Analyst

Again, thanks for the additional color, that was very helpful. How should we think about the potential for Workspace’s business in light of your partnership with Microsoft? What type of revenue growth can the segment deliver on a sustainable basis and how far our we from getting there?

Kirill Tatarinov —Citrix Systems Inc—President & CEO

I think our partnership with Microsoft is starting to produce real results in this past quarter already. Even though we announced this partnership with Microsoft actually midway in the quarter, even in that quarter we saw some very exciting wins as a result of better alignment. We see more of that alignment coming in the future.

I would say right now we’re at the beginning of working out the mechanics and specifics of how this partnership is going to play out in the field. The signs, the early signs, are incredibly positive and we’re certainly looking forward to increased velocity and better execution, and frankly, better momentum as we work close together.

There are some specific product initiatives and specific joint workings in the field that will certainly be producing more results. We are ready to go with Skype for Business virtualized, and that is how many large enterprises want to deploy Skype for Business on Citrix. Microsoft just issued technical guidance on essentially stating that Citrix is the clear choice to deploy Skype for Business this way.

We have solutions to deploy Windows 10 in the enterprise and virtualized and VDI fashion. That is incredibly well-received and that is a huge priority for Microsoft. We certainly expect both of those existing initiatives to start bearing more fruit.

Of course, it depends on overall Skype for Business adoption in the enterprise. It all depends on Windows 10 adoption in the enterprise and we continue to work with Microsoft to advance it. Of course, later in this year we are really looking forward to introducing additional capabilities into this partnership and into this channel, especially with XenMobile and overall XenMobile Suite now playing a role into the Enterprise Mobility Suite and also NetScaler being aligned with Azure.

Abhey Lamba —Mizuho Securities Co., Ltd.—Analyst

Got it, thanks. David, looks like OpEx was a little bit more than initially expected, because I was thinking less EPS speed was the revenue outperformance. Can you talk about the OpEx during the quarter? What drove it higher and how should it trend over the next few quarters? That’s it for me.

David Henshall —Citrix Systems Inc—COO & CFO

Sure, Abhey. I’d say that a few one-time costs in Q2, especially in the G&A line. You saw that jump pretty heavily on a sequential basis. It will come back down in Q3. I would expect, actually, overall OpEx to decline from Q2 to Q3 at this point in time. There’s also a fair bit of variable comp in there as we’ve outperformed in the first half of the year. Really nothing besides that.

Abhey Lamba —Mizuho Securities Co., Ltd.—Analyst

Thank you.

Operator

Keith Weiss, Morgan Stanley.

Keith Weiss —Morgan Stanley—Analyst

Thank you, guys, for taking the question. Perhaps a little bit of a longer-term question. It seems like coming out of the Analyst Day, the focus was definitely on rolling out further cloud services with the expectation that maybe we will see some of those on additional products in the back half of this year.

So the question is, are we on track for further cloud service roll-out? Is there anything in the guide for those? And how should we think about that impacting results into 2017 and maybe even just from a mix shift in how revenue is recognized perspective?

David Henshall —Citrix Systems Inc—COO & CFO

Yes, Keith, this is David. Let me take the guidance part of that question. Overall, I wouldn’t say there’s anything explicit in our guidance. However, implicitly we are certainly talking about a model shift that we’ve seen gradually. For us we’re in a fortunate position where a lot of it is incremental to what we’ve already done.

The CSP, for example, which is ratable coming on out of the Workspace services business is addressing SMBs and other areas that our core products wouldn’t have. That business is running about a $75 million ARR right now.

When I look back at core Citrix cloud delivered services, ShareFile was clearly the biggest, but we’ve also rolled out new services around XenMobile. We deliver networking, actually, as a service. We have Desktop and VDI and some of these other things that are rolling out as new services. When you aggregate those together, that business is running at about a 30% clip and it’s generating an ARR of roughly $130 million per year.

You put those two together and we are sitting on over $200 million of annualized recurring revenue growing north of 30% right now. That’s probably the best way to really frame out the shift that we’ve seen over the past couple of years versus the type of revenue model that you would have had historically.

It will be a shift that continues. We’re going to talk about this metric each and every quarter to give people more visibility into how that’s moving. And when the time comes, not in FY16, when the time comes that we’re going to be more aggressive in our shift of installed base or something that could have a material impact, we’ll make sure we talk about that well in advance and communicate that explicitly as part of guidance.

Kirill Tatarinov —Citrix Systems Inc—President & CEO

I would just add that Citrix cloud is overall obviously very significant transformative momentum that is building inside Citrix. We signaled the fact that we’re all-in in the cloud at the Synergy event in May. We’re working hard to solidify our road maps and continue to deliver new services.

We have some additional milestones later in this year. And most importantly, in January 2017 at our kickoff with our partner community where we’re going to be articulating more detailed strategy and more detailed deliverables. But before this calendar year ends, we’ll have some very significant things to articulate to the channel and to the market in terms of our wins, in terms of the reference customers that are going on to Citrix cloud end to end and continuous alignment with Microsoft on the overall cloud delivery.

I would say from where we were early in the year, we’ve made huge progress. From what we announced at Synergy, we feel good at where we are on the delivery and I would say overall we’re on track with this cloud transformation. Of course, as David mentioned, once we have specifics and details on the pace and updated guidance, we look certainly bring it up to you.

Keith Weiss —Morgan Stanley—Analyst

And then just one more, a very catch-up question. You talked about some uneven macro out there. Any explicit impact that you saw either on Q2 results or how you’re thinking about close rates in the pipeline coming specifically from Brexit?

Kirill Tatarinov —Citrix Systems Inc—President & CEO

Well, obviously there’s some uncertainty that comes from any event like that. And just like anyone else in business, and anyone else in our industries, we see some modest impact of Brexit. But I wouldn’t characterize it as material. For us, most important is to bring our execution in EMEA to the level of Americans. And I think that is the most important priority of ours and that’s what we’re focused on in EMEA right now.

Keith Weiss —Morgan Stanley—Analyst

Thank you.

Operator

Rob Owens, Pacific Crest Securities.

Rob Owens —Pacific Crest Securities—Analyst

Thank you for taking my question. David, back to where we started with Walter a little bit on the license updates and maintenance. Help us with some of the puts and takes here? You mentioned you did not get a renewal in the quarter which would have made things look better, but what do renewal rates look like overall?

And then with regard to moving into CSP Workspace services in the cloud, help us with some of the puts and takes there. Because you didn’t really show a big improvement in sequential deferred revenue, despite the fact that your license revenue was up even for Workspace.

David Henshall —Citrix Systems Inc—COO & CFO

Yes, let me take the license update piece first. On a year-on-year basis it was up about 3%. There was our single largest customer renewal that happens on an annual basis, it just slipped little bit. Because of that, some chunk of revenue got deferred out of the quarter. That will come back in Q3.

I would say that’s the only one real anomaly that’s out there. The other two dynamics that I talked about earlier important to understand in terms of net new licenses and Workspace services. And then the underlying ARR of each individual customer contract below that. That’s the work we’re doing to capture that multi-$100 million opportunity by migrating everybody to maintenance offerings.

I think that’s the dynamic in there. I think for the full year I would expect that license update maintenance line to be growing roughly 3% all-in.

Rob Owens —Pacific Crest Securities—Analyst

Okay, and then — go ahead.

David Henshall —Citrix Systems Inc—COO & CFO

No, go ahead, ask your question.

Rob Owens —Pacific Crest Securities—Analyst

I was going to say, and then secondarily with regard to Europe shifting gears, you mentioned that you laid the groundwork there. What evidence do you have terms of improvement? Is there improved bookings rates? When would you expect this to turn a corner? Because it was down obviously year over year but also down sequentially. And then APAC’s been down quite a while, so when can we expect some improvement on that front?

David Henshall —Citrix Systems Inc—COO & CFO

I’d say Europe is obviously an aggregation of a number of unique markets. Obviously our largest being the UK and that has been the most challenged from an execution point of view. If we step back and we exclude UK, it’s masking really solid growth across a number of other regions in EMEA. So that’s clearly our focus in terms of making that better.

The same thing holds true for our Japan business. It’s one of those areas that has been somewhat challenged and we’re in the process of working on execution there. But we’ve seen in the US, the pattern works. We’re having really good results there, we just need to drive it around the rest of the world.

Rob Owens —Pacific Crest Securities—Analyst

So how soon should that pattern work? What’s expected timing for a turn?

David Henshall —Citrix Systems Inc—COO & CFO

We’re working it right now and hopefully you see results in, let’s think, EMEA in the second half of the year and that’ll be focused on the UK. We’ll probably talk a little bit more about it just because it is such a big market and it’s been one that’s been underperforming for us over the course of the first half of the year.

Rob Owens —Pacific Crest Securities—Analyst

Thanks.

Operator

Brent Thill, UBS.

Brent Thill —UBS—Analyst

Thanks. On Workspace, can you talk a little bit about the low single-digit organic growth, what you think you need to change to get that to high single-digit organic growth?

David Henshall —Citrix Systems Inc—COO & CFO

We just have to keep executing. It has been a trend that has been up and to the right for a number of quarters now. We are seeing more growth in users than we are in actual revenue. Some of that is just a shift in the overall model towards term license, towards CSP, towards other things.

Users have been growing in the mid single-digits for a couple of quarters now. That’s a reflection of the work that we’ve done and we’re going to keep at that. Number of things that Kirill talked about that we’re doing from new cloud services, work with Microsoft, et cetera. More to come on that front. I think at this point it’s really just execution, we’re going to continue the pattern that we’ve been on.

Brent Thill —UBS—Analyst

And David, with the mid single-digit user growth, what’s the discrepancy. Is it you’re just getting lower prices per user? What’s happening there and does that wear off over time?

David Henshall —Citrix Systems Inc—COO & CFO

Well, it’s a different type of user. CSP, for example, it’s one that we’ve talked about now for a couple times. Those are monthly subscriptions where our CSP partners are leveraging XenApp to deliver a cloud service. We bill those on a monthly arrears basis. That business is growing at about 35%, generates a much higher user count.

If you think about that in ARR terms which is, again, it’s an important metric that we’re going to have to be talking more about. That business runs with an ARR at about $75 million a year right now which is a material part of overall Workspace service license. If I look at just other SaaS inside of that, the smaller services, those are obviously growing faster than the whole. That’s the primary disconnect you see between users and recognized revenue.

Brent Thill —UBS—Analyst

Thanks.

Operator

John DiFucci, Jefferies.

John DiFucci —Jefferies & Company—Analyst

Thank you. David, just a clarification on something you just said. First of all, how long did it take for that 25% of Workspace installed base to transition to ARR? And when you say product license revenue grew 1% year over year for this business, does that include the subscription transition to ARR? Because subscription, as I think you just said, is in the product license line, isn’t it?

David Henshall —Citrix Systems Inc—COO & CFO

In the case of CSPs, yes, it’s in the product license line. In the case of any cloud delivered service, that shows up on the SaaS line.

John DiFucci —Jefferies & Company—Analyst

Okay.

David Henshall —Citrix Systems Inc—COO & CFO

In terms of the installed base, we have got about 25% migrated. We have new products being delivered with, I guess you could think of it as a holistic maintenance offering, instead of a standalone subscription advantage contract. The difference from a customer point of view, just so you can model this out is, think roughly 5 percentage points of revenue is the difference in pricing between one contract and the other.

We’re doing some things right now that will accelerate the installed base migration over the latter part of this year and into next year. At our Analyst Day we identified a couple hundred million dollar-plus opportunity just within this installed base. And that’s one of the areas that we’ll be driving over the next few quarters and you’ll start to see that result early next year.

John DiFucci —Jefferies & Company—Analyst

Okay, great. If I could follow up, NetScaler business for the fourth quarter in a row, is showing real strong growth. I know you’ve been hesitant to call it this, but it’s starting to really look like a secular trend. I mean, like a more consistent secular trend. It’s always been a driver, but it’s always been really lumpy. But it seems like — should we, could we, anticipate this being just a pretty consistent driver going forward? Because it has been for now several quarters.

David Henshall —Citrix Systems Inc—COO & CFO

John, I think that overall we have continued to outgrow the market for a number of years now. The part of the business that is associated with build-out of public cloud and cloud services is the part that has been really outperforming over the last four quarters. And is the area that we want to continue to be cautious about because it does have a higher concentration than the other many thousands of customers.

And so we’ll continue to be conservative in our outlook. But as you’d imagine, we’re doing everything we can to make sure that it is a repeating item. We just want to be very clear with everyone that it is more volatile and it does go up and down. We’ve just been really fortunate to see four quarters in a row of great performance.

Kirill Tatarinov —Citrix Systems Inc—President & CEO

I think it is certainly worth noting that secular trends are playing to NetScaler’s continuous growth. Obviously cloud build-out on the continuous. It is hard to predict, but it’s certainly been continuing for the last four quarters. Whether it is going to continue at the same pace, I tend to believe that it will, but it’s impossible to pin it down and therefore we’re being conservative on that part of the business.

But then, there are additional parts of NetScaler that we are really excited about. The fact that NetScaler is essentially the only pure software-defined ADC enables us to do truly unique things in that market, as evidenced by some wins last quarter.

And of course emerging SD-WAN part of NetScaler we believe in very strongly. And we expect that to start providing some real material growth in 2017 as that market evolves and matures. And we certainly plan on talking about it when we provide overall guidance for 2017 in late October.

John DiFucci —Jefferies & Company—Analyst

And Kirill, what areas or what use cases does the advantage of having pure software solutions rise to the top?

Kirill Tatarinov —Citrix Systems Inc—President & CEO

Well, it’s just flexibility and how you deploy it. It’s the ability to deploy NetScaler as a darker container, essentially enabling more on a left to right load balancing in the dev-ops scenario.

It’s the ability to deploy this technology in a traditional appliance. It’s the ability to deploy this technology as a virtual machine or in the cloud. It’s the ability to move from one to another and it’s the ability to scale up or scale down depending on the need. Is also the ability to innovate at a rapid pace where essentially you don’t need to replace your hardware in order to move up to new capabilities or increase your capacity. You just enable new software features to deliver it and to unlock it.

Those are top obvious benefits. And of course, it’s not to mention the pace of execution being more agile and really embracing the new requirements much faster by delivering it to in a software fashion.

John DiFucci —Jefferies & Company—Analyst

Great, thank you, guys.

Operator

Ed Maguire, CLSA.

Ed Maguire —CLSA—Analyst

Yes, I was wondering if you could discuss what you see as really core business use case drivers for the year-over-year rebound in the US, particularly around Workspaces and XenApp? Is there some pent-up demand in the market? Or more specifically, when you look at the CSP model, are you having customers making a transition of their existing licenses into an expansion through CSPs?

Kirill Tatarinov —Citrix Systems Inc—President & CEO

I think if you — let’s start with Citrix strategy, where we are all about secure delivery of apps and data. This is the top of mind of every organization, large and small, security and cyber security playing such a strong — it’s just such a strong priority for everybody. I would say that is the number-one most significant secular trend that drives the need for Citrix solutions.

And of course Windows 10, Skype for Business, that we’ve already discussed are additional, very important capabilities that people need to embrace. And people need to deploy Skype for Business at scale. With Citrix you can do it securely and you can do it reducing your overall support costs.

And the other thing that I would mention is with the engineering work that Citrix has been doing over the last few years, we’re now uniquely positioned to deliver XenApp and XenDesktop essentially application virtualization and desktop virtualization on the same platform. We’re seeing quite a strong number of customers really wanting to do both off the same platform. And some of those who were using XenApp in the past now want to deploy VDI and having the same platform and the same infrastructure really enables them to do it with ease, using the same tools, using the same lifecycle management, that’s the trend.

And perhaps the final thing that I would mention that sets the Americas apart from the rest the geos, here in Americas the team embraced vertical focus ahead of everyone else. If you think about healthcare wins, lots of them happened here in Americas. If you think about financial sector and the focus there, most of those wins actually happens in Americas as well. And yet again, we expect the play book to now be replicated across the world and that gives us confidence in the future.

Ed Maguire —CLSA—Analyst

Great. And a follow-up for Dave. Given that the expected separation of the GetGo business is going to be a quarter later, has there been any change to your thinking about uses of cash and how you look at the balance sheet?

David Henshall —Citrix Systems Inc—COO & CFO

Well, there really hasn’t, Ed. At this point, it’s something that we’ve pushed out just with this transaction ongoing. Later in this year we’ll come back, we’ll talk more about capital strategy and whatnot. But I think the anticipation is we’ve been very aggressive with share repurchase over the last several years. It’s been our primary use of cash flow and will likely continue to be going forward.

Ed Maguire —CLSA—Analyst

Great, thanks a lot.

David Henshall —Citrix Systems Inc—COO & CFO

You bet.

Operator

Scott Zeller, Needham and Company.

Scott Zeller —Needham & Company—Analyst

Yes, thank you. I’m not sure if it was mentioned earlier, but what was the performance of XenApp year over year and what was the license performance year over year? Total res and license?

David Henshall —Citrix Systems Inc—COO & CFO

Scott, we talked about Workspace services. That business was up about 1% in net new licenses and 2% overall, including maintenance and subscription.

Scott Zeller —Needham & Company—Analyst

Okay, so no breakout of XenApp specifically?

David Henshall —Citrix Systems Inc—COO & CFO

No, we didn’t break out the individual components.

Scott Zeller —Needham & Company—Analyst

Okay, thank you.

Operator

Jason Ader, Blair.

Jason Ader —William Blair & Company—Analyst

Thanks. I wanted to understand the second-half guidance implied, product and license, looks like it’s going to be down year over year at a reasonable clip. Is that just a function of tough comps with last year?

David Henshall —Citrix Systems Inc—COO & CFO

Jason, yes the guidance is reflective of a really good second half last year, but I wouldn’t read into it at this point in time. The way to think about is we’re not guiding on any individual line items. We’re just guiding a total revenue and EPS. In that respect we uplifted expectations for both Q2 and for the full year well in excess of the Q2 beat. So we feel good about the business overall. We obviously just want to maintain our conservatism that we’ve had for a number of quarters now. And we’ll do that for the balance of the year.

Jason Ader —William Blair & Company—Analyst

Okay, thank you.

David Henshall —Citrix Systems Inc—COO & CFO

You bet.

Operator

Zack Smith.

Zack Smith Analyst

Thanks for taking my question. Are you currently export the app refactoring space? I know that hopTo who was at Synergy was working on a XenApp integration. Is that still in process? It seems like their capabilities could be pretty beneficial for especially legacy apps accessing those on mobile. Thank you.

Kirill Tatarinov —Citrix Systems Inc—President & CEO

Within XenMobile we have broad-range capabilities that enable customers to essentially take their legacy apps and deliver them through newer technologies. There are also some very interesting things that are being currently in the pilot mode coming out of our labs that would take legacy Microsoft Access applications and put them out on HTML5-enabled devices. Which essentially, if you think about it, tens of millions of those Microsoft Access applications that are out there hidden in the coffers of large enterprises being essentially locked from being able to access from those modern devices now. That value that is quite important for those customers is being unlocked through that technology.

There’s a number of initiatives at play here. I would say it is our overall approach of helping customers breach their past into the future. But most importantly being focused on the future and focused on the cloud is what we are going to continue to execute. And there is a broad range of things coming from both angles here.

Operator

We have no further questions in queue.

Kirill Tatarinov —Citrix Systems Inc—President & CEO

Thank you, everybody, for joining us today, and thank you for following Citrix as we continue our journey of making Citrix better than ever. I truly believe that we are on the right path and with an exciting product road map and a strategy that is being validated every day by our results. Thanks, everybody. Have a great afternoon.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements contained herein which do not describe historical facts, including, among others, statements about the proposed business combination transaction between Citrix and LogMeIn, in which Citrix will separate the GoTo Business and combine this business with LogMeIn in the RMT, are forward-looking statements. These forward-looking statements involve risks and uncertainties that may affect Citrix’s operations, markets, products, services, future performance and financial condition, and which could cause actual results to differ materially from these forward-looking statements. These risks and uncertainties include, but are not limited to, risks relating to the completion of the transactions on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of the split-off on market conditions and the value to be received in any split-off, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the transactions will harm Citrix’s or LogMeIn’s business, as well as economic, competitive, legal, governmental and technological factors and other risks and uncertainties described in Citrix’s filings with the SEC, including under the caption “Risk Factors” in Citrix’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Citrix’s or LogMeIn’s consolidated financial condition, results of operations or liquidity. Investors are cautioned not to place undue reliance on the forward-looking statements included herein, as such statements are made as of the date hereof and Citrix undertakes no obligation to publicly update or revise any forward-looking statement unless required to do so by securities or other applicable laws.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, LogMeIn and GetGo will file registration statements with the SEC registering shares of LogMeIn common stock and GetGo common stock in connection with the proposed transaction. LogMeIn will also file a proxy statement, which will be sent to the LogMeIn stockholders in connection with their vote required in connection with the proposed transaction. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and LogMeIn stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about LogMeIn, GetGo and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to, Investor Relations, 851 Cypress Creek Road, Fort Lauderdale, FL 33309 or by calling (954) 229-5758 or upon written request to LogMeIn, Investor Relations, 320 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Certain Information Regarding Participants

This document is not a solicitation of a proxy from any security holder of LogMeIn. However, Citrix, LogMeIn and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of LogMeIn in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016 and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of LogMeIn may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.